SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:  May, 2015                                                                           Commission File Number:  002-09048

THE BANK OF NOVA SCOTIA
(Name of registrant)

44 King Street West, Scotia Plaza 8th floor, Toronto, Ontario, M5H 1H1
Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This report on Form 6-K shall be deemed to be incorporated by reference in The Bank of Nova  Scotia’s registration statements on Form S-8 (File No. 333-199099), Form F-3 (File No. 333-185049), Form F-3 (File No. 333-200089) and Form F-3 (File No. 333-188984) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date:  May 29, 2015                                                                By:        /s/ Sean D. McGuckin
Name: Sean D. McGuckin
Title: Executive Vice-President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – Scotiabank to Repurchase up to 24 Million of its Common Shares